Benessere Capital Acquisition Corp.

78 SW 7th Street, Unit 800

Miami, FL 33130

VIA EDGAR

June 30, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Benjamin Holt and James Lopez

Re:	Benessere Capital Acquisition Corp.

Revised Preliminary Proxy Statement on Schedule 14A

Filed June 27, 2022

File No. 001-39836

Dear Mr. Holt and Mr. Lopez:

Benessere Capital Acquisition Corp. (“Benessere,” the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), on June 30, 2022, regarding the Revised Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) submitted to the Commission on June 27, 2022. For your convenience, we have repeated below your comments in bold, and have followed each comment with our response.

Revised Preliminary Proxy Statement on Schedule 14A filed June 27, 2022

General

1.

We note your response to comment 1 and the statement that the sponsor is controlled by a U.S. person. You also state on page 22 that you do not believe you are a “foreign person.” However, you do not address whether the sponsor has substantial ties with a non-U.S. person. With a view to disclosure, please advise us if the sponsor has substantial ties with a non-U.S. person. In this regard, we note the statement on page 22 that approximately 13% of interests in the sponsor are owned by non-U.S. persons. Additionally, with respect to the remaining 87% owned by U.S. persons on a look-through basis, tell us whether they have substantial ties with non-U.S. persons.

Response to Comment No. 1:

1

The Company respectfully acknowledges the Staff’s comment and hereby advises the Staff that Benessere’s sponsor is controlled by a U.S. person. Although there are non-U.S. persons with approximately 13% membership interests in the sponsor, such foreign ownership interest in the combined entity following the Business Combination with eCombustible would represent less than 1%. We also hereby confirm that neither the sponsor nor any of the U.S. persons with membership interests in the sponsor have a “substantial interest,” as defined by 31 CFR 800.244, with a non-U.S. person.

In response to the Staff’s comment, we would propose to revise the disclosure on page 22 of the proxy statement to clarify that the sponsor is neither controlled by, nor has any “substantial interest,” as defined by 31 CFR 800.244, with a non-U.S. person. Proposed changes, bolded and underlined, as follows:

Patrick Orlando, the Company’s Chief Executive Officer and Director and a U.S. citizen, is sole managing member of the Sponsor. Other members of the Sponsor include certain officers and directors of the Company. The sponsor is neither controlled by, nor has any “substantial interest,” as defined by 31 CFR 800.244, with a non-U.S. person. Approximately 87.1% of the total allocated membership interests in the Sponsor are owned by U.S. persons on a look-through basis. Of the approximately 12.9% of interests in the Sponsor owned by non-U.S. persons on a look-through basis, approximately 4.9% of interests are owned by persons in Spain, 4.7% of interests are owned by persons in Malaysia and 2.7% of interests are owned by persons in Brazil, with the remaining 0.6% owned by persons of other jurisdictions. The Sponsor is expected to own approximately 4% of the combined entity following the Business Combination.

***

We thank you for your review of the foregoing and the Proxy Statement. If you have further comments, please feel free to contact to our counsel, Jessica Yuan, Esq., at jyuan@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Patrick Orlando
Patrick Orlando
Chief Executive Officer

cc:	Jessica Yuan, Esq.

Ellenoff Grossman & Schole LLP

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